

November 28, 2011

Via U.S. Mail
Mr. Greg Grosvenor
Chief Financial Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

> **Re: Pernix Group, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed November 18, 2011**
> **File No. 333-174539**

Dear Mr. Grosvenor:

We reviewed the above-captioned filing and have the following comments.

General

1. We object to certain aspects of the manner in which you intend to conduct the primary offering of 5,000,000 shares of your common stock. Since you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), you must sell those shares at a fixed price for the duration of the offering. It appears from your disclosure throughout that you believe you may conduct sales at negotiated prices. Please advise. Also, please explain the basis for utilizing Rule 457(d) for calculating the registration fee and clarify the relationship, if any, between the $8.00 per share price you used for purposes of the calculation of registration fee and the price of the shares to be sold in the primary offering.   Finally, we are not able to confirm that the last quoted price of your securities on the OTCBB on June 24, 2011 was $0.05. Please advise.

2. Please provide the disclosure required by Item 6 of Form S-1.

Exhibits and Financial Statement Schedules, page II-3

3. Please remove the words "Form of" from exhibit 5.011. Also, refile the legality opinion as exhibit 5.1.

4. It is unclear why exhibit 5.012 is included in the list of exhibits. Please explain the purpose of the exhibit and tell us to which item of Regulation S-K the document is responsive.

Exhibit 5.011

5. We note the statement in the sixth paragraph that counsel is not issuing an opinion on any selling stockholders offered shares that are not scheduled selling stockholders offered shares. Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel on the legality of the securities being registered. For a registration statement registering the resale of shares already outstanding, the opinion should recognize that these securities are already outstanding and fully paid, and the opinion should state that the shares are legally issued, fully paid, and non-assessable. Please revise. For guidance you may wish to refer to sections II.A.2 and II.B.2.h. of our Staff Legal Bulletin No. 19 (CF) available on the Commission's website.

6. We note the disclaimer in the last paragraph's second sentence. Since investors are entitled to rely on the opinion expressed, please revise. For guidance you may wish to refer to section II.B.3.d. of our Staff Legal Bulletin No. 19 (CF) available on the Commission's website.

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Jeff Mattson, Esq.
        Freeborn & Peters LLP
        311 South Wacker Drive, Suite 3000
        Chicago, IL 60606